Huadi International Group Co., Ltd.

March 12, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Anne McConnell

Re:	Huadi International Group Co., Ltd.
Form 20-F for the Fiscal Year ended September 30, 2024 File No. 001-39904

Dear Ms. Cheng and Ms. McConnell:

This letter is being submitted in response to the letter dated February 27, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for the Fiscal Year ended September 30, 2024 (the “Form 20-F”) submitted by Huadi International Group Co., Ltd. (the “Company”) on January 30, 2025.

The Company is actively working with its internal teams and external advisors to prepare an amendment to the Form 20-F and a response letter addressing the Staff’s comments. Accordingly, the Company respectfully requests a 14-calendar-day extension to submit its response no later than March 27, 2025.

Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Huisen Wang
Huisen Wang, Chief Executive Officer